UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      CALIFORNIA COASTAL COMMUNITIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.05 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     42550H
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                   Todd J. Emmerman, Esq.
      Asher B. Edelman                             c/o Rosenman & Colin LLP
      717 Fifth Avenue                             575 Madison Avenue
      New York, New York  10022                    New York, New York  10022
      (212) 371-7711                               (212) 940-8873
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                  June 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------

CUSIP No. 42550H
          ------
--------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              262,753 Shares
    EACH          --------------------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        262,753 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      262,753 Shares
--------------------------------------------------------------------------------
12 CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.61%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 13 pages

                                  SCHEDULE 13D

--------------------------

CUSIP No. 42550H
          ------
--------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              277,816 Shares
    EACH          --------------------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        277,816 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      277,816 Shares
--------------------------------------------------------------------------------
12 CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.76%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 13 pages

                                  SCHEDULE 13D

--------------------------

CUSIP No. 42550H
          ------
--------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Asher B. Edelman & Associates LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Turks and Caicos
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              277,816 Shares (comprised of shares owned by Edelman
    EACH                Value Fund, Ltd.)
 REPORTING        --------------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        277,816 Shares (comprised of shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      277,816 Shares (comprised of shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12 CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.76%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 13 pages

                                  SCHEDULE 13D

--------------------------

CUSIP No. 42550H
          ------
--------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      A.B. Edelman Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              262,753 Shares (comprised of shares owned by Edelman
    EACH                Value Partners, L.P.)
 REPORTING        --------------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        262,753 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      262,753 Shares (comprised of shares owned by Edelman  Value Partners,
      L.P.)
--------------------------------------------------------------------------------
12 CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.61%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 13 pages

--------------------------

CUSIP No. 42550H
          ------
--------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Asher B. Edelman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              540,569 Shares (comprised of shares owned by Edelman
    EACH                Value Partners, L.P. and shares owned by Edelman Value
 REPORTING              Fund, Ltd.)
   PERSON         --------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        540,569 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,569 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12 CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.37%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 13 pages

Item 1. Security and Issuer

            This Statement on Schedule 13D relates to the Common Stock, par value $0.05 per share (the "Common Stock") of California Coastal Communities, Inc. (the "Company"), a company organized and existing under the laws of the State of Delaware. The address of the Company's principal executive offices is 6 Executive Circle, Suite 250, Irvine, California 92614.

Item 2. Identity and Background

            (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), with respect to the shares owned by it, (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"), with respect to the shares owned by it, (iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), as the sole general partner of Edelman Value Partners, with respect to the shares owned by Edelman Value Partners, (iv) Asher B. Edelman & Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates"), as Investment Manager for Edelman Value Fund with respect to the shares owned by Edelman Value Fund, and (v) Asher
B. Edelman, as Managing Member for Edelman Associates and as president and sole Director of Edelman Management (Asher B. Edelman, Edelman Value Partners, Edelman Value Fund, Edelman Associates and Edelman Management are hereinafter collectively referred to as the "Reporting Persons"). The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

            The sole general partner of Edelman Value Partners is Edelman Management. The directors of Edelman Value Fund are Didier M.M. Ruffat and Jean de Menton. The Investment Manager of Edelman Value Fund is Edelman Associates. The members of Edelman Associates are Asher B. Edelman, Irving Garfinkel, Gerald
N. Agranoff, Scott G. Kasen and Stephen McAllister. Mr. Edelman is the sole director and President of Edelman Management. Mr. Garfinkel is the Secretary and Treasurer of Edelman Management; Mr. Agranoff is the Vice-President of Edelman Management.

            (b) The address of the principal business and principal office of each of Edelman Management, Edelman Value Partners, Irving Garfinkel, Scott G. Kasen and Gerald N. Agranoff is 717 Fifth Avenue, New York, New York 10022. The principal business address of Edelman Associates is c/o AMS Trust (Luxembourg) S.A., 595 Rue du Neudorf, L-2220, Luxembourg, Luxembourg. The principal business address of each of Edelman Value Fund and Bayard is the Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I. Asher B. Edelman maintains business offices in conjunction with the foregoing entities. The principal business address of Stephen McAllister is 19 Rue da la Croix d'Or - 1204, Geneva, Switzerland.

            (c) The principal business of Edelman Value Partners is that of an investment partnership. The principal business of Edelman Value Fund is that of an investment fund. The principal business of Edelman Management is that of an investment manager. The principal business of Edelman Associates is that of an investment manager. Mr. Edelman is principally in the business of investing for profit in securities and various other assets, including through various investment partnerships and other entities. Mr. Edelman also serves on the Boards of Directors of several corporations and acts as the indirect General Partner of Edelman Securities, a registered broker-dealer.


                               Page 7 of 13 pages

            The principal business of Bayard is to provide administrative services to offshore companies.

            Mr. Garfinkel is principally employed as a member of Edelman Associates.

            Mr. Agranoff is principally employed as a member of Edelman Associates.

            Mr. Kasen is principally employed as a member of Edelman Associates.

            Mr. McAllister is principally employed as a member of Edelman Associates.

            (d) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            (f) Each of Asher B. Edelman, Scott G. Kasen, Stephen McAllister, Irving Garfinkel, and Gerald B. Agranoff is a citizen of the United States. Each of Didier M.M. Ruffat and Jean de Menton is a citizen of France.

Item 3. Source and Amount of Funds or Other Consideration.

            The aggregate amount of funds used to purchase the shares of Common Stock held by Edelman Value Fund was $2,870,444. The source of funds used by Edelman Value Fund to purchase such shares was working capital.

            The aggregate amount of funds used to purchase the shares of Common Stock held by Edelman Value Partners was $2,193,336. The source of funds used by Edelman Value Partners to purchase such shares was working capital.

            The Reporting Persons may possess portfolios containing securities in addition to those of the Company which portfolio may, from time to time, be held in margin accounts at major domestic brokerage firms which may have debit balances, and which may, from time to time, be subject to security interests in favor of major domestic or international lending institutions to secure working capital advances. Since the portfolio securities include shares other than those of the Company, it is highly impractical to determine the amount, if any, borrowed with respect to the Company's shares held in such general accounts or comprising a portion of such collateral.


                               Page 8 of 13 pages

Item 4. Purpose of Transaction.

            The Reporting Persons acquired the shares of Common Stock reported herein as being beneficially owned by them for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that the Reporting Persons own or hereafter may acquire. Except as otherwise set forth herein, none of the persons or entities named in Item 2 has any plans or proposals which relate to, or could result, in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to periodically evaluate the performance of the Company and of the Company's management as well as market conditions and other factors which the Reporting Persons deem relevant to their investment, and, in connection therewith, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. Any change in the plans or proposals of the Reporting Persons would be reported promptly in accordance with the provisions of the Exchange Act and the rules promulgated thereunder.

Item 5. Interest in Securities of the Issuer.

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 10,058,539 shares of Common Stock outstanding as of June 18, 1999, as reported in the Company's report on Form 8-K, filed as of June 24, 1999.

            As of the close of business on July 8, 1999:

                  (i) Edelman Value Partners owns 262,753 shares of Common Stock which constitute approximately 2.61% of the shares of Common Stock outstanding;

                  (ii) Edelman Management owns no shares of Common Stock. As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 262,753 shares of Common Stock owned by Edelman Value Partners. Such shares of Common Stock constitute approximately 2.61% of the shares of Common Stock outstanding;

                  (iii) Edelman Value Fund owns 277,816 shares of Common Stock which constitute approximately 2.76% of the shares of Common Stock outstanding;

                  (iv) Edelman Associates owns no shares of Common Stock. As Investment Manager of Edelman Value Fund, Edelman Associates may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 277,816 shares of Common Stock owned by Edelman Value Fund. Such shares of Common Stock constitute approximately 2.76% of the shares of Common Stock outstanding.

                  (v) Asher B. Edelman owns no shares of Common Stock. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund, Mr. Edelman may be deemed under


                               Page 9 of 13 pages
      the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 262,753 shares of Common Stock owned by Edelman Value Partners and the 277,816 shares of Common Stock owned by Edelman Value Fund. Such shares of Common Stock, in the aggregate, constitute approximately 5.37% of the shares of Common Stock outstanding;

            (b) Edelman Value Partners has the sole power to vote and dispose of the shares of Common Stock owned by it, which power is exercisable by Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners.

            Edelman Value Fund has the sole power to vote and dispose of the shares of Common Stock owned by it, which power is exercisable by Mr. Edelman, as Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund.

            (c) Set forth below is a description of all transactions in shares of Common Stock that were effected during the past sixty days by any of the Reporting Persons. All such transactions were effected on the open market.

                                                    Number           Price
             Entity                 Date          Of Shares        per Share
             ------                 ----          ---------        ---------

      Edelman Value Partners      5/28/99            2,000          $6.53
      Edelman Value Partners       6/2/99            5,000          $6.53
      Edelman Value Partners       6/9/99            3,500          $6.655
      Edelman Value Partners      6/10/99           10,000          $6.53
      Edelman Value Partners      6/11/99            5,000          $6.53
      Edelman Value Partners      6/15/99            2,500          $6.498752
      Edelman Value Partners      6/15/99           10,000          $6.498752
      Edelman Value Partners      6/17/99            3,800          $6.53
      Edelman Value Partners      6/17/99            5,000          $6.53
      Edelman Value Partners      6/24/99              500          $6.78
      Edelman Value Partners      6/24/99           20,000          $6.78
      Edelman Value Partners      6/28/99           10,000          $7.0276
      Edelman Value Fund          6/28/99            5,600          $7.0296
      Edelman Value Partners      6/30/99           16,500          $7.1324
      Edelman Value Fund          6/30/99           10,000          $7.1324
      Edelman Value Partners       7/2/99           10,000          $7.125
      Edelman Value Fund           7/2/99            9,000          $7.125
      Edelman Value Partners       7/6/99            5,000          $7.25
      Edelman Value Fund           7/6/99            5,000          $7.25

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            Except as otherwise described herein, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person identified in
Item 2, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

            Exhibit 1: Agreement Pursuant to Rule 13d-1(k)


                               Page 10 of 13 pages

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1999


                                     /s/ Scott G. Kasen
                                     -------------------------------
                                     Scott G. Kasen, as
                                     attorney-in-fact for each of
                                     Asher B. Edelman, Edelman Value
                                     Partners, L.P., Edelman Value
                                     Fund, Ltd., Asher B. Edelman &
                                     Associates LLC and A.B. Edelman
                                     Management Company, Inc.


                               Page 11 of 13 pages